La Perla Puerto Rican Cuisine
Profit and Loss
January - December 2020

	Total
Income	
Catering Sales	12,994.93
Clover Sales	
Discounts Given	-252.70
Food Sales	80,488.12
Refunds	-248.86
Sales	127.84
Total Clover Sales	**$ 80,114.40**
Economic Injury Disaster Grant	6,000.00
Kickstarter Donations	15,360.14
Services	7,660.00
Third-Party App Sales	
GrubHub	433.24
Total Third-Party App Sales	**$ 433.24**
Toast Sales	3,770.54
World Central Kitchen Sales	222,220.00
Total Income	**$ 348,553.25**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Food Purchases	81,436.35
Merchant Account Fees	2,164.14
Payroll Expenses	
Kitchen Wages (Other)	23,054.48
Payroll Service Fee	3,635.84
Payroll Tax	8,010.94
Payroll Wages	73,147.14
Total Payroll Expenses	**$ 107,848.40**
Restaurant Supplies	13,812.02
Total Cost of Goods Sold	**$ 205,260.91**
Gross Profit	**$ 143,292.34**
Expenses	
Advertising and Promotion	4,676.11
Automobile Expense	14,901.10
Bank Service Charges	362.84
Business Licenses and Permits	6,235.88
Charitable Contributions	240.00
Computer and Internet Expenses	649.63
Dues and Subscriptions	2,010.81
Equipment	250.00

Equipment Rental		1,048.68
Financing Fee-Sale of Future Receivables		8,100.00
Fuel		2,754.99
Insurance Expense		474.95
General Liability Insurance		299.00
Total Insurance Expense	$	**773.95**
Janitorial Expense		1,762.67
Meals and Entertainment		4,541.76
Office Supplies		2,250.36
Outside Services		845.19
Parking		171.25
Postage and Delivery		386.61
Printing and Reproduction		671.20
Professional Fees		5,148.96
QuickBooks Payments Fees		55.69
Rent Expense		67,660.18
Repairs and Maintenance		3,168.47
Taxes Paid		1,360.02
Telephone Expense		6,010.57
Travel Expense		851.35
Utilities		3,644.32
Vehicle Rental		226.81
Total Expenses	$	**140,759.40**
Net Operating Income	$	**2,532.94**
Other Income		
Other Income		37.20
Total Other Income	$	**37.20**
Other Expenses		
Interest Expense		724.84
Total Other Expenses	$	**724.84**
Net Other Income	-$	**687.64**
Net Income	$	**1,845.30**